November 21, 2006

Peter W. DeVecchis, Jr., President
Solomon Technologies, Inc.
1400 L&R Industrial Boulevard
Tarpon Springs, Florida 34689

> **Re: Solomon Technologies, Inc.**
> **Registration Statement on Form SB-2**
> **Filed October 27, 2006**
> **File No. 333-138240**

Dear Mr. DeVecchis:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

1.   You present interim financial statements through June 30, 2006 and you did not acquire Technipower until August 17, 2006. Your historical financial statements for the nine months ended September 30, 2006 will reflect the operations of Technipower from the date of acquisition. Please revise MD&A to remove all discussion of the operating results, liquidity and capital resources of Technipower before the date of acquisition. In the periods following acquisition, highlight for investors how the acquisition has impacted your operating results and financial condition. In each instance, quantify that impact.

Results of Operations, page 19

2.   For your discussion on the decrease in revenues, please disclose the underlying reasons for the "decrease in shipments" (for the comparative interim periods

ended June 30, 2006 and 2005) and "decline in sales" (for the comparative annual periods ended December 31, 2005 and 2004).

3.   Please disclose the nature of the loss on extinguishment of redeemable preferred stock and other debt.

Liquidity and Capital Resources, page 23

4.   The discussion of liquidity should include reasonably detailed cash flow discussions of your ability or inability to generate sufficient cash to support your operations during the twelve month period following the date of the financial statements being reported upon. Thereafter, this discussion would be updated as necessary on a quarterly basis. Refer to FRC 607.02.

Critical Accounting Policies, page 24

5.   Under Item 303 of Regulation S-B and Release 33-8350, you should address material implications of uncertainties associated with the methods, assumptions and estimates underlying your critical accounting measurements. Your critical accounting policy disclosure for revenue recognition and inventory valuation does not appear to provide all of the information that may be required. Please revise to address why your accounting estimates or assumptions bear the risk of change and analyze, to the extent material, such factors as how you arrived at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future. Since critical accounting estimates and assumptions are based on matters that are highly uncertain, you should also analyze the sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. Otherwise, please tell us why you believe the current disclosure is appropriate.

December 31, 2005 Financial Statements for Solomon Technologies, Inc., page F-1

6.   Please update the financial statements as required by Item 310(g) of Regulation S-B. Please also update, as applicable, any other relevant items of the filing.

7.   Please amend your Form 10-KSB and/or Forms 10-QSB to address our comments and consider, as applicable, SFAS 154 and Item 4.02 of Form 8-K.

Statements of Operations, page F-4

8.   Consistent with SAB Topic 14.F, please revise to present the expense related to share-based payment arrangements in the same line or lines as cash compensation paid to the same employees. You may disclose the amount of expense related to share-based payment arrangements included in specific line items in the financial statements in a parenthetical note to the appropriate income statement line items,

on the cash flow statement, in the footnotes to the financial statements, or within MD&A.

Statements of Cash Flows, page F-6

9.   Please tell us the nature of the amounts for accretion and dividends and how you calculated the amounts. Please also tell us why there is no disclosure of the nature of these amounts or the method used to determine them in the notes to the financial statements. Also tell us where this is reflected in your condensed statements of operations and condensed statements of deficiency in assets.

Note 1. Business, page F-7

10.   Please disclose, consistent with paragraph 39 of SFAS 131, the total amount of revenues from each external customer for which revenues from transactions with that customer amount to 10 percent or more of your revenues.

Note 2. Summary of Accounting Policies, page F-7

Revenue Recognition

11.   We note the policy disclosure is overly general. Please revise the section to clearly identify each activity, product or service from which you expect to earn revenues. For each revenue source, describe the criteria you will need to meet in order to recognize revenue. Please refer to the guidance of SAB Topic 13.

Note 4. Notes Payable to Related Parties and Individuals, page F-10

12.   With respect to your related party disclosures in this note and on pages F-5 and F-13, please revise to include all of the disclosures required by paragraph 2 of SFAS 57, or tell us why your current disclosure complies with that guidance in all material respects. We also note the disclosures of related party transactions on pages 45 through 48. Your financial statements should include disclosures of all material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business.

Note 5. Redeemable Series A Preferred Stock, page F-10

13.   We note that you have classified your redeemable Series A preferred stock as a long-term liability on the balance sheet on page F-3. On page F-11 you disclose that you classified the redeemable preferred stock as a liability due to its "mandatory redemption provision." You also state that you recorded a beneficial conversion feature for the stock and that the carrying value of the redeemable preferred stock is being accreted to the redemption value using the interest method. Please respond to the following:

a.   Please tell us why you believe the redeemable preferred stock meets the definition of a mandatorily redeemable financial instrument as defined in Appendix D of SFAS 150. Please discuss why you believe the stock embodies an unconditional obligation that requires you to redeem the instrument. Given your disclosure that the preferred stock is convertible at any time by the holder, it appears that the redemption option may be a conditional obligation and, if true, SFAS 150 may not apply to this instrument. If true, you would need to evaluate the instrument under SFAS 133, EITF 00-19, 98-5, 00-27 and Topic D-98. Please refer to Section II.B of the December 1, 2005 Current Accounting and Disclosure Issues in the Division of Corporation Finance, available on our website at http://www.sec.gov/divisions/corpfin/acctdis120105.pdf. Please provide us with your analysis of the appropriate accounting for this instrument including a discussion of the accounting literature you applied and how you applied that literature. Your response should include a discussion of the appropriate classification of the instrument in the balance sheet and any related gains or losses in the statement of operations.

b.   Under SFAS 150 you should initially reflect a mandatorily redeemable financial instrument at its fair value consistent with paragraph 20 of SFAS 150. Please tell us why you recorded a beneficial conversion feature if you are accounting for this instrument under SFAS 150. Please tell us how you initially and subsequently valued this instrument and why. Cite the accounting literature upon which you relied and how you applied that literature to your facts and circumstances.

c.   Please also tell us how you are accounting for and valuing the warrants issued with the preferred stock and why. Cite the accounting literature upon which you relied and how you applied that literature to your facts and circumstances.

d.   Revise the Critical Accounting Policies and Estimates section of MD&A to disclose the methodology and significant estimates used to value any of these instruments you carry at fair value.

Note 6. Income Taxes, page F-12

14.   Please provide the disclosures required by paragraphs 41 – 49 of SFAS 109.

Note 7. Capital Transactions, page F-12

15.   Please ensure that your disclosures in this note reconcile with the disclosures on page F-5 in your Statements of Deficiency in Assets, your warrant rollforward schedule on page F-14 and the disclosures beginning on page II-2 in your disclosure of recent sales of unregistered securities.

16.   We note that you have common stock, Series A and Series B convertible preferred stock, and Series A redeemable preferred stock. Please revise to explain, in summary form within your financial statements, the pertinent rights and privileges of each of the various securities consistent with paragraph 4 of SFAS 129.

17.   We note that you issued warrants to purchase 150,000 shares of common stock in February 2004 "for the release of an exclusivity arrangement" between the company and a yacht dealer and for the dealer to assist you in marketing your products (pages F-12 and II-2). Please tell us and disclose the nature of and accounting for the transaction. Please also tell us how you valued the shares issued.

18.   Please tell us and disclose the nature of the settled litigation in 2005. Disclose how you accounted for this transaction and where you classified the related expense in the statement of operations. Please also discuss the nature and amount of this settlement in MD&A.

19.   We note from page F-5 that 398,016 shares of Series B preferred stock were converted into 1,168,000 shares of common stock in 2005. Please tell us whether or not the conversion was pursuant to the original terms of the preferred stock. If not, please tell us and disclose how you accounted for the conversion.

20.   Please reconcile the disclosure on page II-3 that you reduced the amount of back pay owing to various employees by $361,000 with your disclosure on page F-12 that the fair value of the options issued to the employees exceeded the compensation owed to them by $1,199,552.

Note 8. Stock Option Plan and Warrants, page F-13

21.   Please disclose a description of your stock-based compensation plans including the general terms of awards under the plan such as vesting requirements, the maximum term of options granted, and the number of shares authorized for grants of options or other equity instruments, consistent with paragraph 46 of SFAS 123. If you also use equity instruments to acquire goods or services, other than employee services, you should provide similar disclosures to the extent those disclosures are necessary to an understanding of the effects of those transactions on your financial statements, consistent with paragraph 46 of SFAS 123.

Note 10. Commitment and Contingencies, page F-15

22.   Please tell us and disclose any obligations you have to repay the funding if there
        is no recovery or the recovery is less than the amount of funding provided. Given
        your accounting, discuss how you would record a recovery from the litigation that
        is zero, or the same as, less than, or greater than the funding provided. Discuss
        the accounting literature that you relied upon and how you applied that literature
        to your facts and circumstances.

23.   Please reconcile your disclosure on page 23 that Michael D'Amelio, a vice
        president and director of your company, is also affiliated with Oliver Street, with
        your disclosure on page F-15 that a director and shareholder of the company is a
        principal owner of Oliver Street. Revise your related party disclosures to comply
        with paragraph 2 of SFAS 57, or tell us why no revisions are necessary.

June 30, 2006 Interim Unaudited Financial Statements for Solomon Technologies, Inc.,
page F-16

Condensed Statements of Cash Flows, page F-18

24.   Please reconcile the amount attributed to the issuance of common stock and
        warrants issued for services, fees and compensation of $662,125 for the six
        months ended June 30, 2006 with the amount shown on page F-19 of $525,076
        and the amount disclosed in note 5 on page F-21 of $264,450.

Note 5. Stock Issuances and Other Equity Events, page F-21

25.   We note the extinguishment loss recorded in connection with the recapitalization
        of Series A Redeemable Preferred Stock and release of obligation under notes
        payable. Please tell us how you calculated the amount of the extinguishment loss
        of $5,667,569 and the accounting literature you relied upon.

26.   Please reconcile the disclosures in this note with the disclosures on page F-19.

27.   Consistent with your disclosure on page II-8, please also disclose the exchange of
        warrants to purchase 5,396,474 shares of common stock for 2,698,237 shares of
        common stock. Please tell us how you accounted for and valued the exchange
        and why.

28.   Please tell us how you accounted for the issuance of debt and common shares and
        how you allocated the value to each. Cite the accounting literature upon which
        you relied.

29.   Please tell us why you capitalized $142,000 as business acquisition costs. Discuss the terms of your agreement with Mr. Koslow and the Revocable Trust. Cite the accounting literature upon which you relied.

30.   Please tell us the status of your intent to acquire Power Solutions, Inc. We note the disclosure in the fifth paragraph of this note. In this regard, we note that you have capitalized acquisition costs of $142,000 as of September 30, 2006 based upon the disclosure in your September 30, 2006 Form 10-QSB. We also note from page 18 in the September 30, 2006 Form 10-QSB that the letter of intent to acquire Power Solutions that you entered into on May 8, 2006 has expired. Please refer to Item 310(c) of Regulation S-B in your response and discuss why you continue to reflect capitalized acquisition costs as of September 30, 2006.

Note 6. Notes Payable, page F-21

31.   Please tell us and disclose how you accounted for and valued the issuance of common shares to debt holders in exchange for modifying the terms of the debt. Cite the accounting literature upon which you relied and tell us how you applied that literature to your facts and circumstances. Please reconcile with your financial statements on pages F-16 through F-19 and with your disclosures under Recent Sales of Unregistered Securities beginning on page II-2. Please provide similar disclosure and reconciliation for the issuance of 188,450 common shares to note holders as disclosed in note 9. Please also discuss how you classified any related expense and why. We note the disclosure on page 20 of your September 30, 2006 Form 10-QSB that you reflected the expense related to the issuance of common stock to certain promissory note holders as an incentive to extend the due date of the notes within selling, general and administrative expense. Please tell us why you believe that classification is appropriate under U.S. GAAP.

Note 9. Financing and Equity Transactions with Related Parties, page F-23

32.   Please revise to include disclosure of related party transactions in accordance with paragraphs 2-4 of SFAS 57.

Unaudited Pro Forma Condensed Combined Financial Statements, page F-55

33.   Please tell us and disclose the method and significant assumptions used to value the 4,615,385 shares of Series C preferred stock at $3 million and 4,461,538 shares of common stock at $2.9 million, consistent with paragraph 51(d) of SFAS 141. Tell us how your valuation considered paragraphs 20 - 24 of SFAS 141 and EITF 99-12. We note that under paragraph 20 of SFAS 141, you would generally use the fair value of the securities issued to measure the cost of the acquired entity and consider the additional guidance provided in paragraphs 21 – 23 of SFAS 141, as applicable, in determining the fair value of those securities.

34.   In addition, it appears from your disclosure on page 17 of your September 30,
        2006 Form 10-QSB that that value of each share of common stock issued was
        $0.65 per share and that this amount represents a calculated value "based on the
        average of the average closing bid prices of the common stock over two- 30 –day
        periods, one ending three days before the closing and one ending two days before
        the closing." Under paragraph 22 of SFAS 141, the cost of the acquired entity
        should be determined using the fair value of securities traded in the market since
        that value is generally more clearly evident than the fair value of an acquired
        entity. As such, you should use the quoted market price of the common stock to
        estimate the fair value of the acquired entity after recognizing possible effects of
        price fluctuations, quantities traded, issue costs, and the like. You should
        consider the market price of the common stock for a reasonable period before and
        after the date that you agree to and announce the terms of the acquisition. Please
        discuss how your valuation considered this guidance and any applicable guidance
        in EITF 99-12 in determining the valuation of the common stock issued to acquire
        Technipower.

35.   Since the allocation of the purchase price is preliminary, please revise to identify
        significant liabilities and tangible and intangible assets you are likely to recognize
        and highlight uncertainties regarding the effects of amortization periods assigned
        to the assets. Highlight any uncertainties affecting the pro forma presentation and
        the possible consequences when you resolve them if they may be material.
        Otherwise, disclose that you do not expect the impact of any adjustments to be
        material.

36.   We note your reference to an "independent appraisal." Please note that if you
        elect to continue to make such a reference you will be required to identify the
        appraisal firm under "Experts" and include their consent in the registration
        statement. Alternatively, we encourage you to instead clearly disclose that
        management is primarily responsible for estimating fair value. We will not object
        if you wish to state, in revised disclosure, that management considered a number
        of factors, including valuations or appraisals, when estimating fair value.
        Regardless of your decision, your disclosure should clearly indicate that
        management is responsible for the valuation. Additionally, we also expect to see
        disclosure of the method and significant assumptions use in determining the fair
        value.

Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2005 and six months ended June 30, 2006, pages F-57 and F-58

37.   We note the transactions reflected in these pro forma financial statements had significant effects on your outstanding shares. Please include a footnote which clearly describes the adjustments to the weighted average shares outstanding.

Exhibits 23.1

38.   Please include currently dated and signed consents from your registered public accounting firm prior to requesting effectiveness.

Form 10-QSB for the Quarterly Period Ended September 30, 2006

Financial Information, page 3

Note 3. Stock-based Compensation, page 9

39.   We note that the forfeiture rate used to calculate your compensation expense is zero percent. Consistent with paragraph 43 of SFAS 123R, your estimate of compensation should be based on the estimated number of instruments for which you expect the requisite service to be rendered. Please tell us how you considered that guidance in determining your forfeiture rate of zero percent.

Note 4. Business Acquisition, page 10

40.   We note your disclosure that "[t]he valuation of the equity securities issued is preliminary and may be adjusted upon completion of the appraisal." Please refer to our comment above regarding references to appraisals. Also, please tell us why you have applied a preliminary valuation of the securities issued in your business combination to determine the purchase price of that business. Under paragraph 20 of SFAS 141, you should measure the cost of an acquired entity based on the fair values of the consideration distributed. Tell us why you used a preliminary estimate of the value of the securities and how your accounting considered the guidance in SFAS 141. Discuss any additional accounting literature you relied upon in determining that it was appropriate under U.S. GAAP to use a preliminary valuation and how you expect to reflect any revisions to that preliminary estimate. That is, discuss whether you plan to make the change retrospectively as the correction of an error or prospectively as a change in estimate and why.

41.   We note your disclosure on page 10 that you "may issue additional shares to the seller at the one year anniversary if the 30 day average trading price is more than 5% less than $0.65 per share" and that "[s]uch amounts if any will be recorded as additional purchase consideration." Under paragraph 27 of SFAS 141, the

issuance of additional securities or distribution of other consideration at the resolution of contingencies based on security prices does not change the recorded cost of an acquired entity." It appears, based on your disclosure that the contingency is solely based on security prices and, as such, that the cost of the acquired entity should not change. If true, you would account for the cost of the acquired entity consistent with paragraph 28 of SFAS 141 which states that initially the cost of the acquired entity should reflect the securities issued unconditionally at the date the combination is consummated. Subsequently, under paragraph 30 of SFAS 141, if you issue additional securities or distribute other consideration upon resolution of a contingency based on security prices you should record the current fair value of the additional consideration issued and the amount previously recorded for securities issued at the date of acquisition is simultaneously reduced to the lower current value of those securities. Please revise your disclosure in future filings or advise us why the current disclosure complies with U.S. GAAP.

Note 7. Stock Issuances and Other Equity Events, page 12

42.   In future filings, please explain, in summary form within your financial statements, all of the pertinent rights and privileges of the Series C preferred stock, including all of the significant terms of conversion, dividend, liquidation and redemption, consistent with paragraph 4 of SFAS 129. We note the disclosures on pages 54 through 55 of the terms of this stock. Please ensure that your disclosure in this note is not inconsistent with that disclosure and respond to the following:

   a.   You disclose that the dividends "will accrue and be cumulative and will be payable upon the earlier to occur of redemption or liquidation." You also state that the holders of the preferred stock are entitled to receive the dividends "if, when and as declared" by your board of directors. Please reconcile these two statements. Please also tell us whether you are required to pay dividends if the preferred stock is converted in to common shares.

   b.   Please tell us and disclose at whose option the preferred stock may be redeemed.

43.   We note that the Series C preferred stock is entitled to dividends at the rate of 10 percent. Please tell us how you are accounting for the dividends and why. We note that you do not reflect a dividend in your statements of operations or statement of deficiency in assets. We also note that you disclose a liquidation preference of $3,036,164 on page 3.

44.   Please provide us with your analysis of the terms of the Series C preferred stock showing how you determined the appropriate valuation, classification and

accounting for the shares as permanent equity. Discuss your consideration of SFAS 150 and 133 and EITF 00-19, 00-27, 98-5 and Topic D-98. In your discussion of valuation, include both the initial valuation and subsequent valuation at each balance sheet date. Your discussion should be in sufficient detail for us to understand how you applied the applicable accounting literature to the specific terms of the Series C preferred stock and include your analysis of all of the significant terms of that instrument. For example, you disclose that the preferred stock is convertible at any time after December 16, 2006 into the greater of the result obtained by dividing the stated value by the conversion price and the result obtained by dividing the liquidation preference by the 30-day average closing price of the common stock for the 30 trading days preceding the date of conversion. Your response should address how you considered this term in your accounting for the preferred stock and why. You may refer to Section II.B of the December 1, 2005 Current Accounting and Disclosure Issues in the Division of Corporation Finance, available on our website at http://www.sec.gov/divisions/corpfin/acctdis120105.pdf.

45.   We note that the Series C preferred stock was issued as part of your acquisition of Technipower. You attributed an initial value to these shares of $3 million. You disclose that "[a] beneficial conversion feature was attributable to the Series C Preferred Stock since the fair value of the common stock on the date of commitment was in excess of the value attributed to the Series C Preferred Stock." You further disclose that "[t]he beneficial conversion feature was limited to the $3 million value of the Series C Preferred Stock and is being recorded through December 15, 2006, the date that the Series C Preferred Stock holders can convert their shares to common stock." Under paragraph 20 of SFAS 141, you should use the fair value of the Series C preferred stock to measure the cost of the acquired entity. You should also consider the additional guidance provided in paragraphs 21 – 23 of SFAS 141 with respect to determining the fair value of those securities. Considering the above, please discuss why there was a beneficial conversion feature attributable to the preferred stock since the preferred stock should be stated at its fair value. Please also refer to our comment above with respect to your valuation of the preferred stock.

Note 11. Financing and Equity Transactions with Related Parties, page 15

46.   We note your disclosure regarding financing and equity transactions that occurred during the quarter ended June 30, 2006. Since this filing is for the nine months ended September 30, 2005 and 2006, in future filings please disclose the related party activities that occurred during the periods presented in the financial statements.

Note 12. Segments, page 15

47.	In future filings, please provide all of the disclosures required by paragraph 33 of SFAS 131 for the periods presented in the interim financial statements, or tell us why the current disclosure complies in all material respects with the disclosure requirements of SFAS 131. We note that as a result of your acquisition in the third quarter of 2006, you now have two reportable operating segments. Since you have not previously provided the disclosures required by paragraphs 26 and 31 of SFAS 131, additional disclosures appear to be required to assist readers in understanding the material changes to your segment disclosures that have occurred since December 31, 2005.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

Results of Operations, page 20

Power Electronics Division, page 23

48.	We note that you provide an analysis of your Power Electronics operating segment based upon pro forma results assuming that the acquisition of Technipower occurred on January 1, 2005. This presentation does not appear to comply with the purpose or the rules of Article 11 of Regulation S-X, FRC 202.02, and Item 10(e) of Regulation S-B. Please remove this presentation, or tell us why the current disclosure complies in all material respects with those rules and regulations.

Controls and Procedures, page 26

49.	We note your statement that a "control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that it will detect or uncover failures within [y]our company to disclose material information otherwise required to be set forth in [y]our periodic reports." Please revise future filings to state clearly, if true, that your disclosure controls and procedures are *designed to* provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact David Burton at 202-551-3626 or Kaitlin Tillan at 202-551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3444 with any other questions.

Sincerely,

Perry Hindin
Special Counsel

cc: Ralph W. Norton